United States Securities and Exchange Commission
Washington, DC   20549

Schedule 13G

Under the Securities Exchange Act of 1934

Name of issuer: Siga Technologies, Inc.

Title of Class of securities: Common stock

Cusip #: 826917106

Date of Event which requires filing of this statement: December 24, 2015

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

1   Name of reporting person: John Latane Lewis, IV
2   not applicable
3   SEC use only
4   Citizenship: US

Number of shares
Beneficially owned with

5   Sole voting power: 2,730,852
6   Shared voting power: 0
7   Sole dispositive power: 2,730,852
8   Shared dispositive power: 0

9   Aggregate amount beneficially owned: 2,730,852

10   not applicable

11   5.0

12   IN

Item 1:

a) Name of issuer: Siga Technologies Inc.
b) 660 Madison Avenue, Suite 1700, New York NY 10065

Item 2:

a) John Latane Lewis, IV
b) 4752 Sherwood Farm, Charlottesville, VA   22902

c) United States
d) Common stock
e) 826917106

Item 3: none

Item 4:

a) 2,730,852
b) 5.00
     c)
          i) 2,730,852
          ii) 0
          iii) 2,730,852
          iv) 0

Item 5: not applicable

Item 6: not applicable

Item 7: not applicable

Item 8: not applicable

Item 9: not applicable

Item 10: Not applicable

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2016

Signature:

Name: John Latane Lewis, IV